Mail Stop 3561

March 7, 2008

Mr. Patrick M. Byrne
Chairman and Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah   84121

>   **Re: Overstock.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2007,**
>   **June 30, 2007 and March 31, 2007**
>   **File No. 0-49799**

Dear Mr. Byrne:

        We have reviewed your response dated February 26, 2008 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 34

2.   Please tell us and revise your disclosure to explain what consideration was given to the impact of the correction of an error relating to your revenue recognition accounting policy with respect to your conclusion on the effectiveness of disclosure controls and procedures over financial reporting.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 49

Revenue Recognition

3.   We have read your response and proposed revised disclosure to comment 3 of our letter dated January 4, 2008 regarding your revenue recognition accounting policy. Your disclosure on page F-15 states you adopted SAB 108 for the fiscal year ended December 31, 2006 as required. Accordingly, the cumulative effect provision available in fiscal 2006 at the time of your adoption of SAB 108 is a one-time option and is not available in connection with your reporting in fiscal 2007 of the correction of the error in your revenue recognition policy. Please revise your proposed disclosure to clarify your reporting of the error correction in fiscal 2007.

4.   We note your response to comment 3 of our letter dated January 4, 2008 regarding the revised disclosure included on Exhibit E relating to revenue recognition. You state in the fourth paragraph that you estimate delivery date based on transit time information provided by your shipping carriers, and that the delivery date is typically one to six business days from the date of shipment. It is not clear from your response why you believe it is appropriate for you to rely on estimated transit time information provided by shipping carriers. Accordingly, please explain what method and approach you used to determine that transit time information provided by shipping carriers is sufficiently accurate to estimate delivery dates which you use as the basis for revenue cut-off and the amount of revenue that is recognized in each period. Tell us what factors and assumptions support your conclusion that the delivery date is typically one to six business days from the date of shipment. Also, please specifically address your consideration of shipping and delivery exceptions as reflected on your website.

5.   Please tell us and revise your disclosure to clarify whether you estimate the delivery date for each order and if the transit time information used to estimate the delivery date is based on the type of product shipped in addition to the original warehouse and shipping zone. In this regard, we note for example that books, music, movies and games are usually delivered 5-10 business days after being shipped but may take up to three weeks.

6.   Part I of your response to comment 3 includes proposed disclosure where you state
        "Revenue related to merchandise sales is recognized upon delivery to and acceptance by
        our customer." Since you are estimating the delivery date, explain how you are
        determining customer acceptance.

7.   Please tell us how you determined the as adjusted amounts reflected in your analysis in
        Part II of your response to comment 3 of our letter dated January 4, 2008. Tell us if you
        used actual delivery dates.

8.   In paragraph one of Part II of your response to comment 3 of our letter dated January 4,
        2008 you state that it is appropriate to record the effect of the correction in the fourth
        quarter of 2007, deferring all sales that were in-transit as of that date. Please explain how
        you determined what sales were in transit, the amount to defer and clarify if the date to
        which you are referring is December 31, 2007 or a range of dates. For example, clarify if
        all sales made six days prior to December 31, 2007 were deferred.

Exhibits 32.1 and 32.2

9.   In accordance with your response to comment 9 of our letter dated November 15, 2007,
        you are expected to file amendments to your annual and quarterly reports due to undated
        906 certifications filed by your CEO and CFO. Accordingly, please amend Form 10-K
        for the fiscal year ended December 31, 2006, and each of the three quarterly Form 10-Q's
        providing new 302 and 906 certifications that have a current date. As noted in our prior
        comment, full amendments are required to correct the date omission on the 906
        certifications previously filed with these reports.

General

        Please send us your response to our comments within ten business days from the date of
this letter. You should provide a cover letter keying your response to our comments, and provide
the requested supplementary information, if any. Where our comment requests you to revise
future filings, we would expect that information to be included in your next filing. If you believe
complying with a comment is not appropriate, please tell us why in your letter. Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence
file. Refer to Rule 101 (a) of Regulation S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di
Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3720 with any
other questions.

Sincerely,

Michael Moran
Accounting Branch Chief